FORM 6-K
                                    --------


                       Securities and Exchange Commission
                             washington, D.C. 20549


                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934



For the month of   February                                           , 2003
                   ------------------------------------------------------------


                           Research In Motion Limited
-------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                               295 Phillip Street,
                            Waterloo, Ontario, Canada
                                     N2L 3W8
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

              Form 20-F                   Form 40-F    X
                        --------                    --------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                          No    X
                        --------                    --------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________


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                                DOCUMENT INDEX



  Document                                                         Page No.
  --------                                                         --------

     1.             Press Release dated February 4, 2003             4




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                                                                     Document 1


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[GRAPHIC OMITTED][GRAPHIC OMITTED]
RIM                                                                NEWS RELEASE


                                                               February 4, 2003

FOR IMMEDIATE RELEASE

FDNY Chooses BlackBerry Wireless Platform and MX Software to Improve Communications

RIM and Consilient Technologies Extend BlackBerry To Novell(R) GroupWise Users

(Note to Editors: Photos of FDNY using BlackBerry handhelds are available at http://www.rim.net/news/kit/media/downloads/index.shtml)
-------------------------------------------------------

New York - Consilient Technologies, Research In Motion (RIM) (Nasdaq: RIMM;
TSX: RIM) and the New York City Fire Department (FDNY), today announced that the FDNY has successfully deployed RIM's BlackBerry(TM) wireless platform and Consilient's MX software to allow mobile access to its Novell GroupWise email system.

The BlackBerry platform and customized Mail eXtension (MX) software have been piloted by FDNY over a two-month period and BlackBerry Wireless Handhelds(TM) are now being rolled out at FDNY headquarters.

"This past year, there has been a sense of urgency to implement secure, reliable, wireless communication technology that enables us to easily get information to FDNY staff during emergency situations," said Chief of Operations Sal Cassano.

MX software from Consilient Technologies is being used to create a link between the FDNY's Novell(R) GroupWise email server and BlackBerry Enterprise Server, so that FDNY headquarters can communicate securely with their mobile workforce using BlackBerry handhelds. The BlackBerry platform is popular in government organizations because of its "always-on" utility and advanced security including end-to-end (Triple DES) encryption, FIPS 140-1 certification and optional support for the S/MIME security standard.

The initial deployment of BlackBerry and MX is with the Office of the Fire Commissioner, the Chief of Department and the Chief of Operations. Phase two of the FDNY deployment involves a rollout to a broader user group at the headquarter's administrative level.

"The BlackBerry wireless platform has been chosen by thousands of government organizations and companies because of its ability to improve communications and productivity amongst teams without compromising the IT department's requirement for security, manageability and ROI," said Mark Guibert, Vice President, Brand Management at Research In Motion. "With BlackBerry and MX, organizations like the FDNY can stay connected to their GroupWise email and keep their teams interacting effectively from the field."

"To get the FDNY up and running wirelessly, we used MX - Mail eXtension software that builds on the existing BlackBerry platform and allows integration with the FDNY's Novell GroupWise email system," said Trevor Adey, President of Consilient Technologies. "Wirelessly extending in-house information systems to mobile workers on handheld computers, is our core business and we are pleased to wirelessly enable the FDNY," Adey added.


About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(TM) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

About Consilient Technologies
Consilient Technologies is a software developer of wireless data connectivity products for mobile workers. Consilient's wireless extension products, including MX(TM), WRAP(TM) (Wireless Rapid Application dePloyment) and The WEx(TM) Gateway, enable companies to extend their in-house information technology systems wirelessly to mobile workers on wireless handheld computers.


Media Contacts:
FDNY
David Billig
718-999-2056
billigd@fdny.nyc.gov
--------------------

Consilient Technologies
Libby Carew
709.576.3997 or 647.298.1892
Libby_Carew@Consilient.net
--------------------------

Scott Pollard
Brodeur Worldwide for RIM
212.771.3644
spollard@brodeur.com
--------------------

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.net
--------------------------

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties of Research In Motion Limited. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.

                                      ###

                                  SIGNATURES



         Pursuant to the requirement of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Research In Motion Limited
                                        ---------------------------------------
                                                       (Registrant)

Date:   February 4, 2003                 By:  /s/ Rob Duncan
        ----------------                ---------------------------------------
                                                       (Signature)
                                         Rob Duncan
                                         Vice President, Corporate Controller